FOR IMMEDIATE RELEASE

              UNITED RENTALS RESPONDS TO REPORTED RENEGOTIATION OF
                NATIONSRENT-RENTAL SERVICE PROPOSED TRANSACTION

      GREENWICH, CT, MAY 11, 1999 -- United Rentals, Inc. (NYSE: URI) sent the following letter to the board of directors of Rental Service Corp. (NYSE: RSV), in response to the reported renegotiation of NationsRent-Rental Service proposed transaction:



                                            May 10, 1999


 Mr. John M. Sullivan
 Mr. Britton H. Murdoch
 Executive Committee of the Board of Directors
 Rental Service Corporation
 6929 East Greenway Parkway, Suite 200
 Scottsdale, AZ  85254

 Gentlemen:

      I am writing to you in your capacities as the members of the Rental Service Executive Committee. We have read with great interest the recent amendment to Rental Service's Schedule 14D-9 stating that Rental Service and NationsRent are renegotiating the terms of your proposed transaction. Presumably, the Rental Service Board now recognizes that the terms of this transaction is not in the best interests of your stockholders.

       Back in January we attempted to discuss a transaction with Rental Service's management. We were rebuffed. Naturally, we were quite surprised to read only a few days later that Rental Service had agreed to transfer control to NationsRent in a transaction which it incorrectly characterized as a "merger of equals."

      We believe our $22.75 all cash premium proposal is superior to the NationsRent merger, based upon, among other things, price, timing and certainty. We can only assume that you are talking with NationsRent to improve the terms of your proposed transaction. However, the Rental Service Board cannot cure its past failure to consider alternatives or to conduct a fair process if it continues to negotiate and share information with only one bidder. We believe it is contrary to the best interests of your stockholders for you to continue to refuse to talk with us.

      It is appropriate, and in the best interests of Rental Service stockholders, that the Rental Service Board establish a level playing field. We urge you not to continue this flawed process of playing favorites with NationsRent.

      We urge you not to sign an agreement without first talking with us. We trust that you will give prompt and serious consideration to our request for a meeting.

                          Sincerely,

                          /s/
                          Bradley Jacobs
                          Chairman and Chief Executive Officer


 cc:  Board of Directors, Rental Service Corporation
      Douglas Waugaman, Chief Operating Officer,
           Rental Service Corporation
      Robert Wilson, Executive Vice President and Chief Financial
           Officer, Rental Service Corporation

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 United Rentals, Inc. is the largest equipment rental company in North America and serves over 900,000 customers through its network of 482 locations in 41 states, Canada and Mexico.

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                   CERTAIN INFORMATION CONCERNING PARTICIPANTS

      United Rentals, Inc. ("United Rentals"), UR Acquisition Corporation ("UR Acquisition") and the following persons named below may be deemed to be "participants" in the solicitation of consents and/or proxies from stockholders of Rental Service Corporation ("Rental Service"): the directors of United Rentals (Bradley Jacobs (Chairman of the Board and Chief Executive Officer), Wayland Hicks (Vice Chairman and Chief Operating Officer), John Milne (Vice Chairman, Chief Acquisition Officer and Secretary), William Berry (President), John McKinney (Vice President, Finance), Leon Black, Richard Colburn, Ronald DeFeo, Michael Gross, Richard Heckmann, Gerald Tsai, Jr. and Christian Weyer); the following executive officers and employees of United Rentals: Michael Nolan (Chief Financial Officer) and Robert Miner (Vice President, Strategic Planning); and the nominees of United Rentals (the "Nominees") to stand for election to the Board of Directors of Rental Service (Messrs. Richard Daniel, Raymond Troubh, William Aaron, David Bronner, Peter Gold, David Katz, Elliot Levine and Jeffrey Parker and Ms. Stephanie Joseph).

      As of the date hereof, United Rentals is the beneficial owner of 100 shares of common stock, par value $0.01 per share (the "Common Stock"), of Rental Service. Other than set forth herein, as of the date hereof, neither United Rentals, UR Acquisition nor any of the persons listed above, has any interest, direct or indirect, by security holding or otherwise, in Rental Service.

      United Rentals has retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor and the Dealer Managers in connection with the tender offer (the "Offer") by United Rentals and UR Acquisition to purchase the shares of Common Stock of Rental Service for $22.75 per share in cash, for which Goldman Sachs may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, United Rentals has agreed to indemnify Goldman Sachs and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. United Rentals has also entered into a commitment letter with Goldman Sachs Credit Partners L.P. ("GSCP") relating to the financing of the Offer pursuant to which GSCP may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. Goldman Sachs does not admit that it or any of its partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of consents and/or proxies, or that Schedule 14A requires the disclosure of certain information concerning Goldman Sachs. In connection with Goldman Sachs' role as financial advisor to United Rentals, the following investment banking employees of Goldman Sachs may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Rental Service and may solicit consents and/or proxies from these institutions, brokers or other persons:
 Bruce Evans, Robert Lipman, Jeffrey Moslow and Cody Smith. Goldman Sachs engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Goldman Sachs may trade securities of Rental Service for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Goldman Sachs has informed United Rentals that, as of the date hereof, Goldman Sachs holds no shares of the Common Stock of Rental Service for its own account. Goldman Sachs and certain of its affiliates may have voting and dispositive power with respect to certain shares of Rental Service Common Stock held in asset management, brokerage and other accounts. Goldman Sachs and such affiliates disclaim beneficial ownership of such shares of Rental Service Common Stock.


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 United Rentals, Inc.

 Investor contact:        Media contact:
 Robert Miner             Fred Bratman or Tracy Williams
 United Rentals           Sard Verbinnen & Co.
 Phone: 203-622-3131      Phone: 212-687-8080
 Fax: 203-622-6080        Fax: 212-687-8344
 E-mail: bminer@ur.com    E-Mail: fbratman@sardverb.com
                                  or twilliams@sardverb.com